AFFIDAVIT

_________________________)
) ss.
_________________________)

ALFRED NUTT being first duly sworn upon his oath deposes and states:

1. That I am the principal financial officer, principal accounting officer, treasurer, secretary and a director of Cascade Coaching Corp. (the "Company") that has filed a post-effective amendment to its Form SB-2 registration statement - SEC file no. 333-128962.

2. I perform and will perform at the end of the Company's public offering of securities, the duties of principal financial officer, principal accounting officer, treasurer, secretary and a director of the Company. Those duties will be substantial and will be otherwise than in connection with transactions in securities.

3. I am not now nor have I ever been a broker or dealer, or an associated person of a broker or dealer.

4. I have not participated in selling an offering of securities during the last twelve months for any issuer.

DATED this 4 day of October 2006.

____
Alfred Nutt

Die Echtheit der Unterschrift
des/der Nutt Alfred
geb. am: 01.05.35.
wird beglaubigt,
Fürstliches Landgericht, Kanzlei
Vaduz, am
Maik Schädler
Urkundsperson
04. Okt. 2006

FÜRSTENTUM LIECHTENSTEIN GEBÜHRENQUITTUNG CHF 10.-

FÜRSTLICHES LANDGERICHT